Eric J. Gervais

4801 Main Street, Suite 1000

Kansas City, MO 64112

Direct: 816.983.8362

Fax: 816.983.8080

eric.gervais@huschblackwell.com

March 19, 2014

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry L. Greene

Re:

Proxy Statement for Tortoise Power and Energy Infrastructure Fund, Inc. (“TPZ”), Tortoise MLP Fund, Inc. (“NTG”), Tortoise Pipeline & Energy Fund, Inc. (“TTP”) and Tortoise Energy Independence Fund, Inc. (“NDP” and together with TPZ, NTG and TTP each a “Company” and collectively, the “Companies”)

To the Commission:

On February 28, 2014, the Companies filed with the Securities and Exchange Commission (the “Commission”) a preliminary joint proxy statement pursuant to Section 14 of the Securities Exchange Act of 1934. The Companies received oral comments from Mr. Larry L. Greene of the Commission Staff (the “Staff”). The Companies are filing concurrently herewith their definitive proxy statement (the “Definitive Proxy Statement”). A summary of each oral comment from the Staff has been included in this letter for your reference, and the Companies’ response is presented below each comment.

1.	Comment: Confirm that the tables in the proxy statement meet the type size requirements.

Response: The Companies confirm that the tables meet the type size requirements.

2.

Comment: In “Proposal Two – Approval to Sell Common Shares Below Net Asset Value” please move the disclosure under the caption “Key Stockholder Considerations” above the disclosure captioned “Examples of Dilutive Effect of the Issuance of Shares Below NAV.”

Response: The disclosure has been revised as requested.

Husch Blackwell LLP

3.

Comment: In “Proposal Two – Approval to Sell Common Shares Below Net Asset Value” please revise the disclosure at the end of the first paragraph under the caption “Key Stockholder Considerations” to convey the fact that the 25% limitation does not limit the number of times the Company may sell shares below NAV.

Response: The disclosure has been revised as requested.

4.	Comment: Please revise the disclosure under the headings “Required Vote” for each proposal to explain what broker-non votes are.

Response: The disclosure has been revised as requested.

5.	Comment: Please revise the proxy cards for Tortoise MLP Fund, Inc. to accurately reflect the issues to be voted on.

Response: The disclosure has been revised as requested.

On behalf of each Company with respect to each Definitive Proxy Statement filed, we acknowledge that:

(i)	each Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	each Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

2	Husch Blackwell LLP